Exhibit 99.54

GRANDE WEST ANNOUNCES THIRD QUARTER RESULTS

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – November 23, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today, financial results for the second quarter ending September 30, 2020.

Third Quarter Highlights

●	Bus, aftermarket parts and other revenue for the three months ended September 30, 2020 of $8,921,227 compared to $1,605,755 for the three months ended September 30, 2019
●	Net loss for the three months ended September 30, 2020 of $1,309,076 compared to net loss of $2,111,189 for the three months ended September 30, 2019
●	Adjusted EBITDA loss for the three months ended September 30, 2020 of $674,988 compared to an adjusted EBITDA loss of $1,768,084 for the three months ended September 30, 2019 (see “Non-GAAP Measures”)
●	Deliveries of 20 Vicinity buses for the three months ended September 30, 2020 compared to nil for the three months ended September 30, 2019

Business Overview

Corporate Update

Grande West has delivered over 450 buses in the Canadian and US markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

William Trainer, Grande West President and CEO, stated, “our focus for 2020 has been on ensuring ongoing liquidity by delivering on existing orders and product line expansion. Our new 28 foot medium-duty crossover bus, the Vicinity LT, is now available in electric propulsion (“EV”) and gasoline versions for purchase and delivery in 2021. The EV design includes world class technology partners hofer powertrain and LION Smart, which integrates a BMW battery system utilizing proven, existing automotive technology. The development and production of a mid-sized, low floor, fully electric transit bus with proven, readily available technology that can accommodate up to four wheelchair positions is a huge step forward for our Company and the transit industry. As for liquidity and deliveries, our 2020 financial result expectations were reduced after the onset of COVID-19.

Our last published updated target of delivering 150 buses in 2020 was based on being able to deliver an order of approximately 90 buses before the end of the year. Delays due to COVID-19 at our suppliers and a lack of available shipping containers will shift a portion of this large order to being delivered in the first quarter of 2021. We will provide a corporate update on this order before the end of the year. Our operations remain healthy and we are currently looking to expand our Company through the building of a manufacturing plant in the U.S. The Company is gaining significant momentum and the outlook for Grande West growth remains very positive.”

Recent Developments and Subsequent Events

In February of 2020, the Company announced that it received a new contract from its U.S. distributor, Atlanta based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Grande West will deliver the Purpose-Built Vicinity Buses in the fourth quarter of 2020 and first quarter of 2021. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

In October of 2020, the Company renewed its revolving credit facility agreement for a three-year term with a financial institution for a maximum amount of $20 million. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus U.S. prime rate for loans denominated in U.S. dollars. Per the terms of the agreement, the Company must maintain a fixed charge coverage ratio if the Company borrows over 75% of the available facility.

In November of 2020, the Company announced a partnership with LION Smart GmbH to integrate BMW technology as its electric vehicle solution. The Contract between Grande West Transportation and Lion Smart includes engineering services covering software, mechanical and electrical adaptation, battery management and the integration of 400V BMW battery packs into the Vicinity LT EV. The demonstration Vicinity LT EV is scheduled for delivery to Grande West in the first quarter of 2021.

In November of 2020, the Company announced a partnership with hofer powertrain, a German drivetrain system supplier, to integrate the electric vehicle powertrain and management solution into its Vicinity EV buses. This partnership will allow Grande West to expedite Vicinity EV production to customers for 2021 deliveries.

In November of 2020, the Company closed a private placement for 8,659,118 units at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of one share purchase warrant. Each warrant will allow the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the placement.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. Our last published updated target of delivering 150 buses in 2020 was based on being able to receive an order of approximately 90 buses from our manufacturer before the end of the year. Delays due to COVID-19 at our suppliers and a lack of available shipping containers will shift a portion of this large order to being delivered in the first quarter of 2021. The Company’s manufacturing partner overseas is operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations. This will slow down Buy America production deliveries until the facility is back online and operating at full capacity. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and are still targeted to be delivered in 2020.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company has started reductions with senior management, where salaries were reduced effective April 1, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $543,654 in aid during the nine months ended September 30, 2020 which was recognized as a decrease in salary expenses.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Grande West to prosper. Once we are through the current COVID-19 pandemic, the outlook for Grande West, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which will translate into higher 2020 sales. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. During the first nine months of 2020 we completed and delivered six of our first Buy America orders and others are just completing production. We have received further Buy America orders for deliveries starting in 2021.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. Both countries have approved emergency funding for transit as a result of COVID-19. In Canada, dedicated funding of $1.8 billion for public transit has been included in the safe restart agreement among the federal, provincial, and territorial governments. In the U.S. the Federal government has awarded $25 billion in emergency funding grants to public transportation systems. $15.75 billion was also announced as part of the Heroes Act providing additional transit funding.

In the U.S. the Consolidated Appropriations Act was passed for 2020 and continues elevated funding levels with more than $13 billion allocated for public transportation and intercity passenger rail.

In Canada in 2017, the federal government allocated $21.1 billion over 11 years to transit construction, expansion and rehabilitation. The 2019 Liberal platform included a plan to enable procurement of 5,000 electric transit and school buses over the next five years.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is to expand our product line by adding a 100% zero emission electric propulsion system to our existing Vicinity bus models and adding the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Grande West in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Grande West access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Stock Options

The Company also announces that it has granted 200,000 incentive stock options to eligible Directors as part of their annual compensation package at an exercise price of $2.05 for a period of five years. The options vest immediately.

Grande West Vicinity Lightning Electric Vehicle

The Vicinity Lightning EV, the first electric bus for Grande West, is the newest model in the Grande West portfolio and is officially being introduced to the world. We are pleased to invite interested listeners to a presentation given by the Company at the quarterly conference call following our financial and corporate update on Tuesday, November 24.

Financial Statements and Management’s Discussion and Analysis can be accessed at sedar.com

Conference Call

A conference call for analysts and interested listeners will be held on Tuesday, November 24 at 11:00 AM EST. The call-in number is (877) 407-0782 or (201) 689-8567, the webcast can be accessed at https://www.webcaster4.com/Webcast/Page/2233/38806. A replay of the call will be available for 30 days at the webcast link or by calling (877) 481-4010 and entering PIN# 38806.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas, and CNG drive systems. The Vicinity Lightning EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.